UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2021
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on September 20, 2021, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buyback programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the buyback programme was announced: 15 June / 28 July 2021.

The duration of the first tranche of the buyback programme: 28 July 2021 to 28 September 2021.

Size of the buyback programme: Up to 75,000,000 shares, but maximum total consideration for the first tranche: USD 99,000,000.

From 13 September 2021 until 17 September 2021, Equinor ASA has purchased a total of 391,287 own shares at the Oslo Stock Exchange at an average price of NOK 203.3622 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
13 September	99,562	200.5822	19,970,365.00
14 September	98,175	202.5424	19,884,600.12
15 September	-		-
16 September	95,552	208.0651	19,881,036.44
17 September	97,998	202.4224	19,836,990.36

Previously disclosed buybacks under the programme (accumulated)	3,509,678	184.5831	647,827,236.84

Total buybacks under the programme	3,900,965	186.4667	727,400,228.74

Following the completion of the above transactions, Equinor ASA owns a total of 15,109,739 own shares, corresponding to 0.46% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buyback programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: September 20, 2021	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer